Exhibit 99.1

Rediff.com announces appointment of Mr. M. Madhavan Nambiar to

Board of Directors

Mumbai, India, February 02, 2012

Rediff.com India Limited (Nasdaq: REDF), one of the leading worldwide online providers of news, information, communication, entertainment and shopping services for Indians, announced the appointment of Mr. M. Madhavan Nambiar as an Independent Director to its Board. Mr. Nambiar has also been appointed as a member of the Audit Committee.

Mr. Nambiar has spent over 36 years in the Indian Administrative Service with many of years focused on Information Technology. Mr. Nambiar most recently served as Secretary to the Government of India, first in the Ministry of Information Technology and then in the Ministry of Civil Aviation.

Mr. Ajit Balakrishnan, Chairman of the Board at Rediff.com India Limited said, “I am delighted to welcome Madhavan to the Board. He joins us with extensive experience and strong strategic skills generated from his career in the Indian Administrative Service. His expertise will be of great benefit to the Board.”

Mr Nambiar is a Fellow at the Judge Business School, University of Cambridge, an Associate Professor at Columbia University, and a Visiting Fellow at Oxford University. He holds a Bachelor of Arts from Loyola College, Madras University and Master of Business Administration from Faculty of Management Studies, Delhi University.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.

Investor Relations and Corporate Affairs Contact

Tel.: +91-22-6182 0000

Email: investor@rediff.co.in

Glenn Wiener and Jay Morakis

GW Communications (U.S.A.)

Tel. 212.786.6011 / 212.786.6037

Email: gwiener@GWCco.com / jmorakis@GWCco.com